SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TransAtlantic Petroleum Ltd.

(Name of the Issuer)

TransAtlantic Petroleum Ltd.

TAT Holdco LLC

TAT Merger Sub LLC

Longfellow Energy, LP

Dalea Partners, LP

Alexandria Nicole Mitchell Trust #2005

Elizabeth Lee Mitchell Trust #2005

Noah Malone Mitchell, 4th Trust #2005

Stevenson Briggs Mitchell

KMF Investments Partners, LP

West Investment Holdings, LLC

Randall I. Rochman

Betsy Rochman

N. Malone Mitchell 3rd

Amy Mitchell

Dalea Management, LLC

Deut 8, LLC

Jonathan T. Fite

(Name of Person Filing Statement)

Common Shares, $0.10 par value per share

(Title of Class of Securities)

G89982113

(CUSIP Number of Class of Securities)

TransAtlantic Petroleum Ltd. Christine F. Stroud Counsel c/o TransAtlantic Petroleum (USA) Corp. 16803 Dallas Parkway, Suite 200 Addison, Texas 75001 (214) 220-4323

TAT Holdco LLC

TAT Merger Sub LLC

Longfellow Energy, LP

Dalea Partners, LP

Alexandria Nicole Mitchell Trust #2005

Elizabeth Lee Mitchell Trust #2005

Noah Malone Mitchell, 4th Trust #2005

Stevenson Briggs Mitchell

KMF Investments Partners, LP

West Investment Holdings, LLC

Randall I. Rochman

Betsy Rochman

N. Malone Mitchell 3rd

Amy Mitchell

Dalea Management, LLC

Deut 8, LLC

Jonathan T. Fite

c/o Michael Haynes

16803 Dallas Parkway, Suite 200

Addison, Texas 75001

(214) 220-4323

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With copies to:

Garrett DeVries Akin Gump Strauss Hauer Feld LLP 2300 N. Field Street, Suite 1800 Dallas, Texas 75201 (214) 969-2891	Robert Sarfatis Foley & Lardner LLP 2021 McKinney Ave., Suite 1600 Dallas, Texas 75201 (214) 999-4698

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation (*)	Amount of Filing Fee (**)
$9,974,428	$1,274

(*)

Calculated solely for the purpose of determining the filing fee. The filing fee is calculated based on 76,726,369 common shares, multiplied by the per share merger consideration of $0.13 and 921,000 preferred shares (for which no consideration shall be paid).

(**)

The amount of the filing fee, which was determined in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, was calculated by adding (i) the product of (a) 0.0001298, which is the filing fee rate in effect on the date the Rule 13e-3 Transaction Statement was filed with the U.S. Securities and Exchange Commission on September 23, 2020 (the “Initial Filing Date”), and (b) $8,964,177, which was the proposed maximum aggregate value of the transaction as of the Initial Filing Date, and (ii) the product of (a) 0.0001091, the filing fee rate in effect as of the date hereof, and (b) $1,010,251, which is the difference between $9,974,428, the current proposed maximum aggregate value of the transaction, and $8,964,177, the proposed maximum aggregate value of the transaction as of the Initial Filing Date.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,274

Form or Registration No.: Schedule 14A

Filing Party: TransAtlantic Petroleum Ltd.

Date Filed: September 22, 2020 ($1,164) and October 9, 2020 ($110)

RULE 13e-3 TRANSACTION STATEMENT

INTRODUCTION

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Rule 13e-3 Transaction Statement filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 23, 2020 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended and supplemented by Amendment No. 1, filed with SEC on October 9, 2020, and Amendment No. 2, filed with the SEC on November 4, 2020 (as amended and supplemented, this “Transaction Statement”), by: (i) TransAtlantic Petroleum Ltd., a Bermuda exempted company (the “Company”), and the issuer of the shares of common stock, par value $0.10 per share (the “Common Shares”) and 12.0% Series A Convertible Redeemable Preferred Shares, par value $0.01 per share (the “Preferred Shares”), that are subject to the Rule 13e-3 transaction; (ii) TAT Holdco LLC, a Texas limited liability company (“Parent”); (iii) TAT Merger Sub LLC, a Texas limited liability company (“Merger Sub”); (iv) Longfellow Energy, LP (“Longfellow”), Dalea Partners, LP (“Dalea”), the Alexandria Nicole Mitchell Trust #2005, the Elizabeth Lee Mitchell Trust #2005, the Noah Malone Mitchell, 4th Trust #2005 and Stevenson Briggs Mitchell (collectively, the “Mitchell Group”); (v) KMF Investments Partners, LP (an affiliate of Jonathon T. Fite, who is a member of the Company’s Board), West Investment Holdings, LLC, Randall I. Rochman and Betsy Rochman, which collectively with the Mitchell Group own 100% of the Company’s Preferred Shares (together with the Mitchell Group, the “Preferred Shareholder Group”); and (vi) N. Malone Mitchell 3rd (“Mr. Mitchell”), Amy Mitchell (“Mrs. Mitchell”), the spouse of Mr. Mitchell, Dalea Management, LLC (“Dalea Management”) (which is managed and owned by Mr. and Mrs. Mitchell and is the general partner of Dalea) and Deut 8, LLC (“Deut 8”) (which is managed and owned by Mr. and Mrs. Mitchell and is the general partner of Longfellow). Parent, Merger Sub, the Preferred Shareholder Group, Mr. Mitchell, Mrs. Mitchell, Dalea, and Deut 8 are collectively referred to as the “Acquiring Group”.

This Transaction Statement relates to (i) the Agreement and Plan of Merger, dated as of August 7, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, in accordance with the terms and subject to the conditions of which, on December 18, 2020, the Company agreed to merge with and into Merger Sub, with the separate corporate existence of the Company ceasing and Merger Sub continuing as the surviving company as a Texas limited liability company and as a wholly-owned subsidiary of Parent (the “Merger”), and (ii) the related form of statutory merger agreement (the “Statutory Merger Agreement”) required in accordance with Section 105 of the Companies Act 1981 of Bermuda, as amended (the “Companies Act”). At the effective time of the Merger, which occurred at 12:01 am Central time on December 18, 2020 (“Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time of the Merger (other than the excluded shares and dissenting shares as described in the Merger Agreement) immediately converted into the right to receive the per share merger consideration of $0.13 in cash, without interest and less applicable withholding taxes (the “Merger Consideration”). Each outstanding restricted stock unit award (each, an “RSU”) fully vested and was canceled and entitled the holder thereof to receive an amount in cash equal to the product of (i) the total number of Common Shares subject to such RSU immediately prior to the effective time of the Merger times (ii) the Merger Consideration. The Preferred Shares were canceled automatically and cease to exist, with no consideration paid for such shares.

This Final Amendment is being filed pursuant to Rule 13(e)-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On December 17, 2020, at a special meeting of shareholders, the Company’s shareholders voted to adopt and approve the Merger Agreement, the related Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger.

At 12:01 am Central time on December 18, 2020, pursuant to the terms of the Merger Agreement, the Merger was consummated. At the Effective Time, each Common Share issued and outstanding immediately prior to the effective time of the Merger (other than the excluded shares and dissenting shares as described in the Merger Agreement) immediately converted into the right to receive the Merger Consideration. Each outstanding RSU fully vested and was canceled and entitled the holder thereof to receive an amount in cash equal to the product of (i) the total number of Common Shares subject to such RSU immediately prior to the effective time of the Merger times (ii) the Merger Consideration. The Preferred Shares were canceled automatically and cease to exist, with no consideration paid for such shares.

The Common Shares were suspended from trading on the NYSE American effective as of the opening of trading on December 18, 2020. The NYSE American has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the Common Shares and terminate the registration of such shares under Section 12(b) of the Exchange Act. Merger Sub intends to file a Form 15 with the SEC to terminate the registration of the Common Shares under the Exchange Act and suspend its reporting obligations under Section 13 and Section 15(d) of the Exchange Act.

Item 16.	Exhibits

(a)(1)	Proxy Statement of TransAtlantic Petroleum (incorporated by reference to the Schedule 14A filed concurrently with the SEC on November 4, 2020, and incorporated herein by reference).

(a)(2)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a)(3)	Letter to the Company Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(4)	Notice of Special Meeting of Shareholders (incorporated herein by reference to the Proxy Statement).

(a)(5)	Press Release dated August 7, 2020 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed August 7, 2020 and incorporated herein by reference).
(c)(1)	Opinion of Seaport Gordian Energy LLC (incorporated herein by reference to Annex C of the Proxy Statement).

(c)(2)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 21, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(3)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 23, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(4)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated May 26, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(c)(5)	Presentation by Seaport Gordian Energy LLC to the Special Committee, dated August 7, 2020 (previously filed with the Schedule 13E-3 filed on September 23, 2020).

(d)(1)

Agreement and Plan of Merger, dated as of August 7, 2020, by and among TransAtlantic Petroleum Ltd., TAT Holdco LLC and TAT Merger Sub LLC (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)	Form of Statutory Merger Agreement to be entered into between TransAtlantic Petroleum Ltd. and TAT Merger Sub LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(f)	Section 106 of the Companies Act (incorporated herein by reference to Annex D of the Proxy Statement).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2020	TAT MERGER SUB, LLC (on its own behalf and as successor-in-interest by merger to TransAtlantic Petroleum Ltd.)

	By:	/s/ N. Malone Mitchell 3rd
N. Malone Mitchell 3rd
Manager of TAT Holdco LLC Sole Member and Manager of TAT Merger Sub LLC